FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 14 September 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 13 September 2017, London UK

FDA Advisory Committee votes unanimously for Shingrix (HZ/su) in the US for prevention of herpes  zoster (shingles) in adults ages 50 and over

GlaxoSmithKline plc [LSE/NYSE: GSK] announced today that the Vaccines and Related Biological Products Advisory Committee (VRBPAC) of the US Food and Drug Administration (FDA) voted unanimously that the data support the efficacy and safety of Shingrix for the prevention of herpes zoster (shingles) in adults ages 50 and over. FDA Advisory Committees provide non-binding recommendations for consideration by the FDA, with the final decision on approval made by the FDA.

Dr. Emmanuel Hanon, Senior Vice President and Head of Vaccines R&D for GSK said: "Shingles is a painful and potentially serious condition. The risk of developing shingles increases with age and it is estimated that up to one in three people in the United States will develop shingles. Today's vote brings us one step closer to approval of Shingrix, which is specifically designed to overcome age-related weakening of the immune system."

The Biologics License Application (BLA) was submitted to the FDA in October 2016.

GSK's shingles candidate vaccine is not currently approved for use anywhere in the world. Regulatory filings in the European Union, Canada, Australia and Japan are underway.

About the candidate vaccine
The candidate vaccine is a non-live, recombinant subunit vaccine to help prevent herpes zoster (shingles) and its complications, such as postherpetic neuralgia, in adults 50 years of age and older. The candidate vaccine combines an antigen, glycoprotein E, and an adjuvant system, AS01B, intended to generate a strong and long-lasting immune response that can help overcome the decline in immunity as people age.1  The name "Shingrix" has not yet been approved for use by any regulatory authority.

About shingles
Shingles is caused by varicella zoster virus (VZV), the same virus that causes chickenpox.2 Nearly all older adults have the VZV dormant in their nervous system, waiting to reactivate with advancing age.3 As people age, the cells in the immune system lose the ability to mount a strong and effective response to infection.4 Shingles typically presents as a rash, with painful blisters across the chest, abdomen or face. The pain is often described as aching, burning, stabbing or shock-like. Following the rash, a person can also experience postherpetic neuralgia (PHN), pain lasting from at least three months up to several years.2  PHN is the most common complication of shingles, occurring in up to 30 percent of all shingles cases.5

There are an estimated 1 million cases of shingles in the United States each year.2  Incidence rates are similar throughout North America, Europe and Asia-Pacific regions.5  Older adults and those with conditions that compromise the immune system have the greatest risk for developing shingles. More than 99.5 percent of those over 50 years old are infected with VZV and one in three Americans will develop shingles in their lifetime. The risk increases to one in two for adults aged 85 years and older.2,6

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:

UK Media enquiries:

Simon Steel                               +44 (0) 20 8047 5502 (London)
David Daley                              +44 (0) 20 8047 5502 (London)

US Media enquiries:

Sarah Spencer                           +1 215 751 3335 (Philadelphia)
Gwynne Oosterbaan                 +1 215 751 7468 (Philadelphia)
Sean Clements                          +1 215 347 9274 (Philadelphia)

Analyst/Investor enquiries:

Sarah Elton-Farr                        +44 (0) 20 8047 5194 (London)
Tom Curry                                 + 1 215 751 5419 (Philadelphia)
Gary Davies                               +44 (0) 20 8047 5503 (London)
James Dodwell                          +44 (0) 20 8047 2406 (London)
Jeff McLaughlin                        +1 215 751 7002 (Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

1 The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.
2 Harpaz, et al. MMWR Recomm Rep.2008; 57(5): 1-30. Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices.
3 Gnann, et al. N Eng J Med.2002; 347(5): 340-6. Clinical practice. Herpes zoster.
4 Gruver, et al. J Pathol.2007: 211(2): 144-56. Immunosenescence of ageing.
5 Kawai, et al. BMJ Open.2014; 4(6). Systematic review of incidence and complications of herpes zoster: towards a global perspective.
6 Cohen, et al. N Eng J Med. 2013; 369: 255-263. Herpes Zoster.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 14, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc